FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: November 1, 2004                                                   By :    /s/Harvey Keats/s/
                                                                        Title:     President

Donner Minerals Ltd.

Quarterly Consolidated Financial Statements
For The Six Months Ended August 31, 2004
(Unaudited)

Notice to Reader

The accompanying unaudited consolidated financial statements of Donner Minerals Ltd. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the six months ended August 31, 2004.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited)

	August 31,	February 29,
	2004	2004

ASSETS

Current
Cash and cash equivalents	$ 158,670	$ 2,816,051
Short term investments	1,362,111	-
Amounts receivable	9,319	14,672
Advances for exploration	713,733	905,634
Deposits and prepaid expenses	8,498	2,825

	2,252,331	3,739,182

Property, plant and equipment	30,138	29,644

Investment (note 3)	469,749	759,421

Mineral properties (note 4)	2,629,601	2,628,641

	$ 5,381,819	$ 7,156,888

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 16,943	$ 61,620

Minority interest	425,146	425,224

	442,089	486,844

Shareholders' equity
Share capital (note 5)	39,998,322	36,833,992
Subscriptions	-	2,731,600
Contributed surplus	591,460	556,460
Deficit	(35,650,052)	(33,452,008)

	4,939,730	6,670,044

	$ 5,381,819	$ 7,156,888

Contractual Obligations (notes 4 and 8)

Approved by the Directors:

"Harvey Keats"

"Kerry Sparkes"

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)
(Unaudited)

		Three months ended August 31,		Six months ended August 31,
	2004	2003	2004	2003

		(restated - note 2)		(restated - note 2)
Expenses
Administration and management fees	$ 62,517	$ 119,000	$ 132,250	$ 267,667
Amortization	2,005	3,846	3,738	7,693
Directors fees	4,000	-	4,000	-
Exploration expenditures (schedule)	804,438	138,199	1,612,214	440,036
Filing and transfer agent fees	3,672	10,206	7,241	12,075
Office and miscellaneous	25,179	33,071	34,044	81,237
Professional fees	8,421	16,104	23,746	22,951
Promotion	14,770	34,188	24,735	88,372
Rent	10,237	12,000	22,237	24,000
Stock-based compensation (note 6)	35,000	-	35,000	32,000
Telephone and communications	5,783	5,073	8,559	11,188
Travel	5,143	11,988	12,098	36,063
Less: interest income	(8,261)	(9,127)	(18,054)	(23,510)

Loss, before other items	(972,904)	(374,548)	(1,901,808)	(999,772)

Other items
Non-controlling interest	6	(47)	77	47
Loss on disposal of property, plant and
equipment	-	-	(6,641)	-
Gain on sale of marketable securities	-	2,731	-	2,731
Gain on redemption of convertible
debenture	-	-	-	267,254
Gain on deemed disposition of
investment (note 3)	12,512	47,933	45,619	381,339
Equity in loss of investment (note 3)	(223,687)	(35,161)	(335,291)	(91,236)

Net loss	$ (1,184,073)	$ (359,092)	$ (2,198,044)	$ (439,637)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)

Weighted average number of common
shares outstanding	96,412,791	71,062,498	96,277,290	70,283,117

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Deficit
(Canadian Dollars)
(Unaudited)

		Six months ended August 31,
	2004	2003

		(restated - note 2)

Deficit, beginning of period	$ (33,452,008)	$ (31,284,327)

Net loss	(2,198,044)	(439,637)

Deficit, end of period	$ (35,650,052)	$ (31,723,964)

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

		Three months ended August 31,		Six months ended August 31,
Cash provided by (used for):	2004	2003	2004	2003

		(restated - note 2)		(restated - note 2)
Operating activities
Net loss	$ (1,184,073)	$ (359,092)	$ (2,198,044)	$ (439,637)
Items not involving cash:
Amortization	2,005	3,846	3,738	7,693
Stock-based compensation	35,000	-	35,000	32,000
Non-controlling interest	(6)	47	(77)	(47)
Loss on disposal of property, plant and
equipment	-	-	6,641	-
Gain on sale of marketable securities	-	(2,731)	-	(2,731)
Gain on deemed disposition of investment	(12,512)	(47,933)	(45,619)	(381,339)
Equity in loss of investment	223,687	35,161	335,291	91,236
Accrued interest income	(1,371)	-	(1,371)	-
Changes in non-cash operating
working capital items (note 9)	(633,687)	(1,016)	146,904	276,822

	(1,570,957)	(371,718)	(1,717,537)	(416,003)

Financing activities
Subscriptions	-	-	(2,731,600)	-
Common shares issued for cash	-	164,500	3,164,330	413,000

	-	164,500	432,730	413,000

Investing activities
Expenditures on mineral properties	-	-	(960)	(25,000)
Purchases of property, plant and equipment	(10,874)	-	(10,874)	-
Purchase of long term investment	-	-	-	(804,993)
Redemption of long term investment	-	-	-	38,100
Sale of marketable securities	-	4,311	-	4,311
Redemption of short term investments	39,741	295,062	39,741	591,630
Purchase of short term investments	-	-	(1,400,481)	-

	28,867	299,373	(1,372,574)	(195,952)

Increase (decrease) in cash	(1,542,090)	92,155	(2,657,381)	(198,955)

Cash and cash equivalents,
beginning of period	1,700,760	938,879	2,816,051	1,229,989

Cash and cash equivalents, end of period	$ 158,670	$ 1,031,034	$ 158,670	$ 1,031,034

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD. (An exploration stage company) Notes to the Consolidated Financial Statements August 31, 2004 (Canadian Dollars)
1.   Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral properties. As of the date of this report, the Company has not determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property and future profitable production from the property or proceeds from disposition.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six month period ended August 31, 2004 are not necessarily indicative of the results that may be expected for the year ended February 28, 2005. The balance sheet at February 29, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2.   Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended February 29, 2004. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended February 29, 2004.

Effective March 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after March 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $32,000 for the six months ended August 31, 2003 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, vesting occurring on the date of grant, a weighted average volatility of the Company’s share price of 94.55%, a weighted average annual risk free interest rate of 3.81% and an expected life of two years.

3.   Investment

		August 31, 2004

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	16.9%	$ 469,749	$ 5,875,740

		February 29, 2004

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	17.4%	$ 759,421	$ 9,792,900

3.   Investment (cont’d)

As at August 31, 2004, the Company owns 8,160,750 common shares of Knight Resources Ltd. (“Knight”). Knight has directors and officers in common with the Company. The Company’s share of Knight’s net loss for the six months ended August 31, 2004 was $335,291 (2003 - $91,236). As a result of share issuances by Knight during the six months ended August 31, 2004, the Company recorded a gain on deemed disposition of $45,619 (2003 - $381,339).

The market value was determined using the closing quoted price of Knight’s stock on the TSX Venture Exchange on August 31, 2004 or February 29, 2004 as applicable. The Company also owns 8,000,000 non-transferable share purchase warrants whereby the Company has the right to purchase one additional common share of Knight at a price of $0.15 per share expiring March 25, 2005. As at August 31, 2004, the intrinsic value (market price of $0.72 less exercise price of $0.15) of the 8,000,000 non-transferable share purchase warrants was $4,560,000.

4.   Mineral Properties

			Northern	Stephens
	SVB Nickel	Commander	Abitibi	Lake
Property Acquisition Costs	Property	Property	Property	Property	Total

Balance at February 29, 2004	$ 1,953,141	$ 438,500	$ 212,000	$ 25,000	$ 2,628,641
Staking fees	960	-	-	-	960

Balance at August 31, 2004	$ 1,954,101	$ 438,500	$ 212,000	$ 25,000	$ 2,629,601

The Company’s mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements in South Voisey Bay, Labrador, an option earn-in agreement in Stephens Lake, Manitoba, and an option earn-in agreement at Rainbow, Nunavut, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

South Voisey Bay Properties

The Company’s South Voisey Bay properties (the “Combined Property”) are comprised of the following:

i) Twenty licences held 100% by SVBN and one licence held 75% by SVBN (the “SVBN Property”);
ii) One licence owned 52.38% by the Company and 47.59% by Northern Abitibi (the “Donner/Northern Abitibi Property”);
iii)One licence owned 52.06% by the Company and 47.94% by Commander, formerly Major General, (the “Donner/Commander Property”).

On September 7, 2001, the Company announced an option earn-in agreement with Falconbridge Limited, whereby Falconbridge could earn a 50% interest in all of the Company’s South Voisey Bay Properties by spending $23 million on exploration. During April 2004, Falconbridge notified the Company that they will not be pursuing the 50% option earn-in on the South Voisey Bay Properties. Falconbridge spent approximately $4,800,000 on exploration of the Combined Property.

Stephens Lake Property

On February 20, 2002, the Company entered into an option earn-in agreement with Falconbridge, whereby the Company can earn a 50% interest in Falconbridge’s Stephens Lake Property by incurring a total of $5 million of expenditures on exploration and related work on or before December 31, 2006.

During the six months ended August 31, 2004, the Company expended $466,602 (2003 - $327,318) on exploration (see schedule). As at August 31, 2004, the Company has expended a total of $2,642,590 on the Stephens Lake Property and is required to spend $368,000 during the remainder of calendar 2004 in order to keep the option in good standing.

4.   Mineral Properties (cont’d)

Rainbow Property

On June 18, 2004, the Company entered into an option earn-in agreement with Falconbridge Limited to acquire a 50% interest in a new 180 km2 nickel property in Nunavut known as the Rainbow Property. The Rainbow Property is located 240 kilometres west of Hudson Bay and 380 kilometres northwest of Churchill, Manitoba.

The Company has the option to earn a 50% participating joint venture interest in the Rainbow Property by incurring a total of $4.5 million of expenditures on exploration and related work on or before May 31, 2007. The Company is required to incur a minimum of $1,500,000 of expenditures per year to keep the option in good standing. The Company has committed to the first year’s expenditures.

Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of the Company and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period. Falconbridge has the off take right to all concentrates produced from the Rainbow Property.

If a Joint Venture is formed, and provided Falconbridge has at least 35% interest in the Joint Venture, Falconbridge will be entitled to designate any part of the Property as a Specific Project, and will have the right to increase its interest in the Specific Project by to 60% by carrying out a Feasibility Study on the Specific Project, and the right to be operator on the Specific Project.

The Company and Falconbridge both have a right of first refusal to purchase all or any part of the other party’s interest in the Joint Venture.

During the three months ended August 31, 2004, the Company expended $1,145,442 (2003 - $nil) on exploration (see schedule). As at August 31, 2004, the Company has expended a total of $1,145,442 on the Rainbow Property and is required to spend an additional $354,558 by May 31, 2005 in order to keep the option in good standing.

5.   Share Capital

Issued and outstanding:

	Number of
	Shares	Amount

Balance at February 29, 2004	75,430,541	$ 36,833,992
Private placement	20,482,250	3,104,330
Exercise of warrants	500,000	60,000

Balance at August 31, 2004	96,412,791	$ 39,998,322

During the six months ended August 31, 2004, the Company issued 20,482,250 common shares at $0.16 per share for gross proceeds of $3,277,160 pursuant to private placement. Along with the common shares, the Company issued 20,482,250 warrants entitling the holder to purchase one additional common share at a price of $0.20 per share until March 2, 2006. Of the 20,482,250 common shares and 20,482,250 warrants issued, 2,589,250 were flow-through common shares and 2,589,250 were flow-through warrants exercisable into flow-through common shares. The Company paid $113,830 in commissions and incurred $59,000 in fees. The Company also issued 1,872,138 Agent’s Warrants as a commission. The Agent’s Warrants are exercisable at $0.20 per share and expire on March 2, 2006.

6.   Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the six months ended August 31, 2004, the Company granted 700,000 stock options with a compensation cost of $35,000. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 3.12%, a dividend yield of nil, an expected volatility of 88.51% and expected lives of the stock options of two years.
7.   Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the six months ended August 31:

	August 31,	August 31,
	2004	2003

Directors fees	$ 4,000	$ -
Management fees	$ 87,250	$ 216,667
Rent	$ 8,587	$ -
Interest income	$ -	$ 6,202
Investment	$ -	$ 1,118,621

8.   Contractual Obligations

Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for rent of its executive offices and $500 per month for operating costs. The Company has a director in common with ViewNorth Properties Ltd.

9.   Supplementary Cash Flow Information

		Three months ended August 31,		Six months ended August 31,
	2004	2003	2004	2003

Change in non-cash operating working
capital items:
Accounts receivable	$ (3,110)	$ 2,268	$ 5,353	$ 4,347
Advances for exploration	(615,874)	(7,551)	191,901	259,285
Deposits and prepaid expenses	(544)	2,382	(5,673)	4,039
Accounts payable and accrued liabilities	(14,159)	1,885	(44,677)	9,151

	$ (633,687)	$ (1,016)	$ 146,904	$ 276,822

DONNER MINERALS LTD.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)
(Unaudited)

		Three months ended August 31,		Six months ended August 31,
	2004	2003	2004	2003

Stephens Lake Property
Drilling	$ (274,550)	$ 9,035	$ 176,298	$ 207,963
Geochemistry	-	-	-	-
Geology	20,444	25,102	64,073	50,325
Geophysics	14,636	28,520	228,443	41,642
Government grants	(79,858)	-	(79,858)	(15,028)
Other	(21,846)	10,192	77,646	42,416

	(341,174)	72,849	466,602	327,318

Rainbow Property
Camp operations	328,890	-	328,890	-
Drilling	62,120	-	62,120	-
Geology	308,244	-	308,244	-
Geophysics	278,516	-	278,516	-
Other	167,672	-	167,672	-

	1,145,442	-	1,145,442	-

Labrador Regional Exploration
Geochemistry	-	-	-	-
Geology	-	26,035	-	41,518
Geophysics	-	29,829	-	57,608
Other	-	3,735	-	7,841

	-	59,599	-	106,967

Miscellaneous	170	5,751	170	5,751

	$ 804,438	$ 138,199	$ 1,612,214	$ 440,036

DONNER MINERALS LTD.
Management’s Discussion and Analysis
Six Months Ended August 31, 2004

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Donner Minerals Ltd. (“the Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended August 31, 2004 and related notes thereto. The financial information in this MD&A is derived from the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is October 29, 2004.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties with a focus on nickel and associated metals. The Company has projects in the South Voisey Bay area of Labrador, Newfoundland, the Stephens Lake area of Manitoba and the Rainbow Lake area of Nunavut. The Company is a reporting issuer in British Columbia, Alberta and Ontario and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols DML and DNL respectively.

Exploration Projects

South Voisey Bay Project, Labrador

The South Voisey Bay Project is located in central Labrador, in the province of Newfoundland and Labrador. The South Voisey Bay Project covers approximately 650 square kilometres in which the Company has varying interests ranging from 52% to 77%.

Recent exploration work on the South Voisey Bay Project has been carried out by Falconbridge Limited (“Falconbridge”). Falconbridge had an option to earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration, over 5 years.

Falconbridge spent approximately $4.8 million on exploration during fiscal 2002, 2003 and 2004. In April 2004, Falconbridge advised the Company that they will not be pursuing the option to earn a 50% interest in the South Voisey Bay Project.

The core of the South Voisey Bay property remains in good standing because of the expenditures incurred to date, however non-core claims may be relinquished from time to time. The Company and its partners will continue to investigate various means to move the South Voisey Bay Project forward.

Stephens Lake Project, Manitoba

The Stephens Lake Project is located in northern Manitoba and covers approximately 4,400 square kilometers. The Company has the option to earn from Falconbridge a 50% participating joint venture interest in the Stephens Lake Project by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006.

A 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey was flown in the fall of 2003. The airborne and follow-up horizontal loop electromagnetic and magnetic ground geophysics identified ten distinct target areas for drill testing. A ten hole (approximately 2,500 metre) diamond drill program began in March 2004.

No ultramafic rocks were intersected in any of the drill holes and all conductors were explained by graphite, iron sulphides or oxide iron formation in metamorphic rocks. No significant assays were returned from any of the drill holes.

The Company and Falconbridge have no plans to carry out any further work on the Stephens Lake Project at the present time. However, the property is in good standing because of the expenditures incurred to date and all data will be thoroughly evaluated before any decision is made on the future of the project.

As of August 31, 2004, the Company has expended a total of $2,642,590 on the Stephens Lake Project. In order to maintain the Company's option with Falconbridge, the Company is required to spend $368,000 during the remainder of calendar 2004.

Rainbow Project, Nunavut

In June 2004, the Company entered into an option earn-in agreement with Falconbridge Limited to acquire a 50% interest in a new nickel project in Nunavut know as the Rainbow Project. The 180 square kilometre Rainbow Project is located 240 kilometres west of Hudson Bay and 380 kilometres northwest of Churchill, Manitoba.

The Rainbow Project is characterized by nickel mineralization associated with komatiitic ultramafic rocks, basalts and sedimentary rocks comprising a volcano-sedimentary basin broadly similar to Kambalda in Western Australia, the Thomson Nickel Belt in northern Manitoba and the Raglan area in northern Quebec.

Sporadic exploration of the project area has occurred from the 1940’s, mostly for iron formation hosted gold deposits. In 1977 Noranda prospected for gold, mapped parts of the area, completed an INPUT magnetic / electromagnetic survey, and located nickel sulphide mineralization. Noranda prospected the area further in 1990 and 1991 for high-grade komatiitic nickel deposits.

The Main Zone consists of blocks and boulders of disseminated to massive sulphides, interpreted to be in place or locally derived. Sulphides occur within ultramafic volcanic units or along contacts with mafic members. Mineralization tends to be largely restricted to the lower portion of the ultramafic flows. Sixteen grab samples from the Main Zone range from 1.47% to 2.65% nickel and from 0.15% to 0.46% copper.

A glacial boulder approximately 1 kilometre southeast and down ice from the Main Zone assayed 4.7% nickel. A separate glacial boulder approximately 2 kilometres down ice from the Main Zone assayed 7.4% nickel. The glacial boulders are interpreted to be from the vicinity of the Main Zone, but they may be more locally derived.

Seven grab samples, located approximately 1 kilometre southwest of the Main Zone in an area known as the West Zone, ranged from 0.42% to 0.86% nickel, and from 0.04% to 0.06% copper, however one additional sample assayed 3.00% nickel.

The known nickel sulphide mineralization was not drilled by Noranda. Three short holes were drilled in the area by Inco in the 50’s in the stratigraphy of interest.

The Company has the option to earn a 50% participating joint venture interest in the Property by incurring a total of $4.5 million of expenditures on exploration and related work on or before May 31, 2007. The Company is required to incur a minimum of $1,500,000 of expenditures per year to keep the option in good standing. The Company has committed to the first year’s expenditures.

Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of the Company and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period. Falconbridge has the off take right to all concentrates produced from the property.

If a Joint Venture is formed, and, provided Falconbridge has at least 35% interest in the Joint Venture, Falconbridge will be entitled to designate any part of the Property as a Specific Project, and will have the right to increase its interest in the Specific Project to 60% by carrying out a Feasibility Study on the Specific Project, and to be operator on the Specific Project.

The Company and Falconbridge both have a right of first refusal to purchase all or any part of the other party’s interest in the Joint Venture.

The 2004 exploration program, which was carried out in July and August consisted of an airborne magnetic and electromagnetic survey, a ground magnetic and electromagnetic survey, geological mapping, prospecting and approximately 1,000 metres of diamond drilling. Exploration work on the Rainbow Nickel Project is being carried out by project operator, Falconbridge Limited.

Drilling focused on geophysical targets related to previously identified nickel sulphide showings and on new geophysical targets. The 2004 Program was completed in mid-September and at the date of this report the Company has not yet reported results from the program.

As of August 31, 2004, the Company has expended a total of $1,145,442 on the Rainbow Project. The Company is required to spend an additional $354,558 by May 31, 2005 in order to maintain the Company's option with Falconbridge

Results of Operations

The Company incurred a loss of $2,198,044 (2003 - $439,637). The Company’s loss per share was $0.02 for 2004 compared to a loss per share of $0.01 for 2003. The 2004 loss is higher than 2003 due to two main factors: 1) the Company spent $1,172,178 more on exploration, and 2) the Company recorded a net loss of $289,672 in its equity investment in Knight Resources Ltd. compared to a net gain of $290,103 in 2003.

The Company expended $1,145,442 (2003 - $nil) on the Rainbow Project, $466,602 (2003 - $327,318) on its Stephens Lake Project and $nil (2003 - $106,967) on its Labrador Regional Project. The Labrador Regional exploration agreement with Falconbridge expired on December 31, 2003.

The Company incurred $35,000 (2003 - $32,000) of stock-based compensation costs as the Company granted 700,000 stock options during the three months ended August 31, 2004.

Promotion and travel have both decreased in 2004 compared to 2003 because Management did not spend as much time traveling throughout Canada and Europe, and undertaking fund raising activities. During 2003, the Company revised and updated its internet website and printed significantly more promotional material.

The Company’s administration and management fees were $132,250 (2003 - $267,667). Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The Company’s business and projects required less management time during the six months ended August 31, 2004 compared to the same period of 2003.

The Company paid an arms-length private company $45,000 (2003 - $51,000) for accounting, secretarial and general administrative services and paid the same company $12,000 (2003 - $24,000) for rent.

As at August 31, 2004, the Company owns 8,160,750 common shares of Knight Resources Ltd. (‘Knight”) which is approximately 17% of the issued and outstanding common shares of Knight. The Company also holds 8,000,000 share purchase warrants of Knight exercisable at $0.15 per share, expiring on March 25, 2005.

The Company’s second quarter share of Knight’s net loss was $223,687 (2003 - $35,161). The increase is mainly attributed to Knight’s increased exploration expenditures on its West Raglan Project over the three months ended August 31, 2004 compared to 2003. The Company reported a gain on deemed disposition of Knight of $12,512 (2003 - $47,933) as a result of share issuances by Knight. The gain was much smaller in 2004 compared to 2003 because the Company’s percentage of ownership of Knight was roughly 8% more during the three months ended August 31, 2003 compared to the same period ended August 31, 2004 and Knight issued fewer common shares during 2004 compared to 2003.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position at August 31, 2004 was $2,235,388 compared to $3,677,562 at February 29, 2004, a decrease of $1,442,174.

The primary reason for the decrease in working capital during the six months ended August 31, 2004 is the $1,612,214 spent on exploration and approximately $250,000 spent on general and administrative expenses offset by the $432,730 of cash raised through equity financing.

During the six months ended August 31, 2004, the Company issued 20,482,250 common shares at $0.16 per share for gross proceeds of $3,277,160 pursuant to private placement. Along with the common shares, the Company issued 20,482,250 warrants entitling the holder to purchase one additional common share at a price of $0.20 per share until March 2, 2006. Of the 20,482,250 common shares and 20,482,250 warrants issued, 2,589,250 were flow-through common shares and 2,589,250 were flow-through warrants exercisable into flow-through common shares. The Company paid $113,830 in commissions and incurred $59,000 in fees. The Company also issued 1,872,138 Agent’s Warrants as a commission. The Agent’s Warrants are exercisable at $0.20 per share and expire on March 2, 2006.

During the six months ended August 31, 2004, the Company issued 500,000 common shares for net proceeds of $60,000 pursuant the exercise of warrants.

It is anticipated that the Company will have the necessary funds available to meet its fiscal 2005 operating costs. However, without additional financing the Company will not have sufficient funds to meet the $1,500,000 exploration commitment on the Rainbow Project and exercise, at a cost of $1,200,000, the 8,000,000 warrants it holds in Knight Resources Ltd.

The Company does not generate sufficient cash flow from operations to fund its exploration activities, its acquisitions and its administration costs. The Company is reliant on equity financing to provide the necessary cash to continue its operations. There can be no assurance that equity financings will be available to the Company in the future that will be obtained on terms satisfactory to the Company.

The following table summarizes the Company’s contractual obligations:

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years

Investor relations	$ 18,000	$ 18,000	$ -	$ -	$ -
Rent	$ 22,500	$ 15,000	$ 7,500	$ -	$ -

	$ 40,500	$ 33,000	$ 7,500	$ -	$ -

Selected Quarterly Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter Ended	31-Aug-04	31-May-04	29-Feb-04	30-Nov-03	31-Aug-03	31-May-03	28-Feb-03	30-Nov-02

Interest Income	$ 8,261	$ 9,793	$ 6,642	$ 5,196	$ 9,127	$ 14,383	$ 20,167	$ 22,474

Net loss	$ 1,184,073	$ 1,013,971	$ 1,283,897	$ 444,147	$ 359,092	$ 80,545	$ 690,751	$ 282,740

Basic and diluted
loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)	$ -	$ (0.01)	$ (0.01)

Related Party Transactions

The Company’s transactions with related parties are disclosed in note 7 of the consolidated financial statements. In particular, the Company paid $43,050 (2003 - $58,667) to the President, $32,200 (2003 - $120,000) to the CEO and $12,000 (2003 - $38,000) to the exploration manager for management and technical services.

Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for rent of its executive offices and $500 per month for operating costs. The Company has a director in common with ViewNorth Properties Ltd.

Outstanding Share Data

As at October 29, 2004, the Company had the following securities issued and outstanding:

Common shares96,412,791
Stock options11,932,858
Share purchase warrants25,754,388

Investor Relations

The Company responded to shareholder inquiries throughout the year. In March 2004, the Company participated in, and had a booth at, the Prospector and Developers Association Conference in Toronto. The Company also had a booth at an investment conference in St. John’s, Newfoundland & Labrador in June 2004.

During the three months ended August 31, 2004, the Company paid Institutional Market Communications Inc. $3,000 per month pursuant to an Investor Relations agreement.

Directors and Officers

David Patterson   Director and CEO
Harvey Keats   Director and President
Kerry Sparkes   Director
Ken Thorsen   Director
Laurie Sadler   Director
Andrew Stewart   Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended February 28(29), 2004 and 2003 and the Company’s Information Circular dated July 9, 2004. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.donner-minerals.com.